Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

April 2, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Promius Pharma, LLC. (a wholly owned subsidiary of Dr. Reddy’s Laboratories Ltd.) announces the sale and assignment of the US rights for its marketed dermatology brands to Encore Dermatology”

This is for your information and record.

With regards,

Vikas Sabharwal

Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT

DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Investor relationS	Media relationS
	AMIT AGARWAL amita@drreddys.com (PH: +91-40-4900 2135)	MITALI SARKAR mitali.sarkar@drreddys.com (PH: +91-40-4900 2121)

Promius Pharma, LLC. (a wholly owned subsidiary of Dr. Reddy’s
Laboratories Ltd.) announces the sale and assignment

of the US rights for its marketed dermatology brands to Encore Dermatology

Hyderabad, India, April 02, 2019	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. April 02, 2019 - Dr. Reddy’s Laboratories Limited (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”), through its wholly owned subsidiary Promius Pharma, LLC, announces the sale of its rights for SERNIVO® (betamethasone dipropionate) Spray, 0.05% and assignment of its rights to market and distribute, PROMISEB® Topical Cream and TRIANEX® 0.05% (Triamcinolone Acetonide Ointment, USP) in the United States, to Encore Dermatology.

Under the terms of the agreement, Promius Pharma is eligible to receive an upfront payment and future milestone payments contingent upon achievement of certain commercial objectives.

“This is in line with our renewed strategy to enable us achieve self-sustainability and profitable growth for each of our businesses,” said G.V. Prasad, Co-Chairman and CEO, Dr. Reddy’s.

“We are confident in Encore’s ability to realize the full potential of the enlisted products. We look forward to working with Encore to ensure a smooth transition of these brands and to ensure they are able to quickly deliver these products to providers and patients.” says Anil Namboodiripad, Ph.D., Senior Vice President, Proprietary Products, and President, Promius Pharma.

COR-0319-352

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About Promius Pharma LLC: Promius Pharma is a wholly-owned subsidiary of Dr. Reddy’s Laboratories, one of the largest and most respected pharmaceutical companies in the world. Promius Pharma is committed to bringing new products to market that meet patients’ needs. For more information, log on to: www.promiuspharma.com.

About Encore Dermatology: Headquartered in Malvern, Pennsylvania, Encore Dermatology, Inc. is a privately held fully-integrated dermatology company with a mission committed to delivering innovative prescription therapies and medical devices to dermatologists focusing on customer service and improving the quality-of-life of patients. For more information, log on to: www.encorederm.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.